August 16, 2006



Mr. Robert Saunders
President and Chief Executive Officer
Edgewater Foods International, Inc.
5552 West Island Highway
Qualicum Beach, British Columbia, Canada  V9K 2C8

	Re:	Edgewater Foods International, Inc.
		Amendment No. 1 to Form SB-2 filed July 20, 2006
		File No. 333-135796

Dear Mr. Saunders:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cautionary Statement Regarding Forward-Looking Information, page
10

1. We note your reference to the safe harbor provided to certain companies under the Private Securities Litigation Reform Act of 1995.
Given that your stock is deemed a penny stock as defined by Rule 3a51-1 of the Securities Act of 1934, please remove the reference to the safe harbor contained in that Act, as it is not available to you.





Selling Shareholders, page 10

2. We note your statement that "unless otherwise described below, the
Selling Shareholders have confirmed to us that they are not
broker-
dealers or affiliates of a broker-dealer...."   It does not appear
that you have identified any person as a broker-dealer or an affiliate of a broker-dealer. Please disclose whether any selling shareholder is a broker-dealer or an affiliate of a broker-dealer. If any selling shareholder is a broker-dealer, please identify it as an underwriter unless you can state that it obtained the securities being registered for resale as compensation for investment banking services. If any selling shareholder is affiliated with a registered broker-dealer, please identify it as an underwriter unless you can disclose that it purchased the securities in the ordinary course of business and at the time of purchase, had no agreements or understandings, directly or indirectly, with any party to distribute the securities.

3. Please describe the material terms of the transactions in which each of the selling shareholders received their shares. We believe that disclosure regarding the transactions in which the selling shareholders received their shares is information required to be disclosed under Item 507 of Regulation S-B.

Closing Comments

       As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Donna Levy at 202-551-3292, or in her absence, me at 202-551-3685 if you have questions.


								Sincerely,



      Tangela Richter
								Branch Chief


cc:  Louis Taubman, Esq.

Mr. Robert Saunders
Edgewater Foods International, Inc.
August 16, 2006
Page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010